2Q-960

DC-OT

**CERTIFICATE OF DESIGNATIONS OF PREFERENCES AND RIGHTS OF SERIES J CONVERTIBLE PREFERRED STOCK**
**OF**
**Multiband Corporation**
a Minnesota corporation

The undersigned, James Mandel and Steven Bell certify that:

1. They are the duly acting President and Secretary, respectively, of Multiband Corporation, a corporation organized and existing under the Corporation Code of the State of Minnesota (the "***Corporation***").

2. Pursuant to authority conferred upon the Board of Directors of the Corporation by the Articles of Incorporation of the Corporation, and pursuant to the applicable provisions of the Corporations Code of the State of Minnesota said Board of Directors, pursuant to a meeting held November 3, 2008, adopted a resolution establishing the rights, preferences, privileges and restrictions of, and the number of shares comprising, the Corporation's Series J Convertible Preferred Stock, which resolution is as follows:

RESOLVED, that a series of Preferred Stock in the Corporation, having the rights, preferences, privileges and restrictions, and the number of shares constituting such Series J and the designation of such series, set forth below be, and it hereby is, authorized by the Board of Directors of the Corporation pursuant to authority given by the Corporation's Articles of Incorporation.

NOW, THEREFORE, BE IT RESOLVED, that the Board of Directors of the Corporation hereby fixes and determines the determinations of, the number of shares constituting, and the rights, preferences, privileges and restrictions relating to, a new series of Preferred Stock as follows:

(a) Determination. The series of Preferred Stock is hereby designated Series J Convertible Preferred Stock (the "***Series J Preferred Stock***").

(b) Authorized Shares and Rank. The number of authorized shares constituting the Series J Preferred Stock shall be one hundred (100) shares of such series. The Series J Preferred Stock shall rank senior to the common stock, no par value per share (the "Common Stock"), and to all other classes and series of equity securities of the Company which by their terms do not rank senior to the Series J Preferred Stock ("Junior Stock"). The Series J Preferred Stock shall be senior to any subsequent series of Preferred Stock issued by the Corporation.

(c) Dividends. To the extent permitted by applicable law, the holders of Series J Preferred Stock shall be entitled to receive out of any funds legally available therefor, prior and in preference to any declaration or payment of any dividend on the Corporation's Common Stock and the other series of the Corporation's Preferred Stock outstanding as of the date shares of the Series J Preferred Stock are first designated and authorized (the "**Authorization Date,**"), a mandatory quarterly dividend (the "***Dividend***"), at an annual rate equal to the product of multiplying (i) One Hundred Thousand and No/100 Dollars ($100,000.00) per share (the "***Series***

***J Purchase Price***"), by (ii) Eight Percent (8%). The Dividend shall be payable quarterly in arrears within fifteen days from the last day of each quarter (the "***Declaration Date***"), in cash or Common Stock at the Corporation's option, and such Dividend shall be prorated for any partial month period. If the Dividend is paid in Common Stock, there shall be a fixed conversion price of Two and No/100 Dollars ($2.00) per share with respect to the Dividend issuance (subject to adjustment for stock splits and the like), i.e. if Eight Hundred Thousand and No/100 Dollars ($800,000.00) of Dividends are due, the Dividend would be payable in 400,000 shares of the Corporation's Common Stock. The following provisions shall apply to the Dividend:

A. If the Dividend is paid in Common Stock the total number of shares of Common Stock paid for such Dividend shall not in the aggregate exceed 750,000 shares of Common Stock as adjusted for stock splits or stock dividends (the "Dividend Share Limit"). The Dividend Share Limit shall not apply if the Corporation receives an opinion from its legal counsel which states that the issuance of shares of Common Stock in excess of the Dividend Share Limit will not trigger change in control accounting treatment for the Corporation. Notwithstanding anything contained herein to the contrary, any Dividend not paid in Common Stock shall be paid in cash.

B. To the extent permitted by applicable law, the holders of the Series J Preferred Stock shall be entitled to receive, when, as and if declared by the Corporation's Board of Directors, out of any assets of the Corporation legally available therefor, such dividends as may be declared from time to time by the Corporation's Board of Directors.

C. In the event any Dividend is not paid in Common Stock or cash on the Declaration Date, the Dividend rate set forth in Section (c)(ii) above shall increase to Nine Percent (9%) per quarter until such time that all accrued and unpaid Dividends are paid in full.

(d) Liquidation Preference.

(i) *Preference upon Liquidation, Dissolution or Winding Up*. In the event of any dissolution or winding up of the Corporation, whether voluntary or involuntary, holders of each outstanding share of the Series J Preferred Stock shall be paid first out of the assets of the Corporation available for distribution to shareholders, whether such assets are capital, surplus or earnings, an amount equal to the Series J Purchase Price per share of Series J Preferred Stock held (as adjusted for any stock splits, stock dividends or recapitalizations of the Series J Preferred Stock) plus a further amount equal to all accrued but unpaid dividends on such shares, before any payment shall be made to the holders of Junior Stock with regard to any distribution of assets upon liquidation, dissolution or winding up of the Corporation. The holders of the Series J Preferred Stock shall be entitled to share ratably, in accordance with the respective preferential amounts payable on such stock, in any distribution which is not sufficient to pay in full the aggregate of the amounts payable thereon. If, upon any liquidation, dissolution or winding up of the Corporation, the assets to be distributed to the holders of the Series J Preferred Stock shall be insufficient to permit payment to such shareholders of the full preferential

amounts aforesaid, then all of the assets of the Corporation available for distribution to shareholders shall be distributed to the holders of the Series J Preferred Stock. Each holder of the Series J Preferred Stock shall be entitled to receive that portion of the assets available for distribution as the number of outstanding shares of the Series J Preferred Stock held by such holder bears to the total number of issued shares of the Series J Preferred Stock. Such payment shall constitute payment in full to the holders of the Series J Preferred Stock upon the liquidation, dissolution or winding up of the Corporation. After such payment shall have been made in full, or funds necessary for such payment shall have been set aside by the Corporation in trust for the account of the holders of the Series J Preferred Stock, so as to be available for such payment, such holders of the Series J Preferred Stock shall be entitled to no further participation in the distribution of the assets of the Corporation as holders of the Series J Preferred Stock.

(ii) *Consolidation, Merger and Other Corporate Events*. A consolidation or merger of the Corporation (except into or with a subsidiary corporation) or a sale, lease, mortgage, pledge, exchange, transfer or other disposition of all or substantially all of the assets of the Corporation or any reclassification of the stock of the Corporation (other than a change in par value or from no par to par, or from par to no par or as the result of an event described in subsection (iv), (v), (vi) or (vii) of paragraph (f), with such an event being a "Deemed Liquidation Event"), shall be regarded as a liquidation, dissolution or winding up of the affairs of the Corporation within the meaning of this paragraph (d), provided, however, that in the case of a merger, if (A) the Corporation is the surviving entity, (B) the Corporation's shareholders hold a majority of the shares of the surviving entity, and (C) the Corporation's directors hold a majority of the seats on the board of directors of the surviving entity, then such merger shall not be a Deemed Liquidation Event. In no event shall the issuance of new classes of stock, whether senior, junior or on a parity with the Series J Preferred Stock, or any stock splits, be deemed a "reclassification" under or otherwise limited by the terms hereof. A working capital line of credit obtained by the Corporation in the ordinary course of business shall not be a Deemed Liquidation Event.

(iii) *Distribution of Cash and Other Assets*. In the event of a liquidation, dissolution or winding up of the Corporation resulting in the availability of assets other than cash for distribution to the holders of the Series J Preferred Stock, the holders of the Series J Preferred Stock shall be entitled to a distribution of cash and/or assets equal to the value of the liquidation preference stated in subsection (i) of this paragraph (d), which valuation shall be made solely by the Corporation's Board of Directors, and provided that such Board of Directors was acting reasonable and in good faith, shall be conclusive.

(iv) *Distribution to Junior Security Holders*. After the payment or distribution to the holders of the Series J Preferred Stock of the full preferential amounts aforesaid, the holders of the Series J Preferred Stock shall have no further rights in respect at such Series J Preferred Stock which shall become null and void, and the holders of the Corporation's Junior Stock shall be entitled to receive all of the remaining assets available for distribution in accordance with the rights and preferences thereof.

(e) Voting Rights. Except as otherwise required by law, the holder of shares of Series J Preferred Stock shall not have the right to vote on matters that come before the shareholders.

(f) Conversion Rights. The holders of the Series J Preferred Stock will have the following conversion rights:

(i) *Right to Convert.* Subject to and in compliance with the provisions of this paragraph (f), any issued and outstanding shares of the Series J Preferred Stock may, at the option of the holder, with 10 days written notice, be converted at any time or from time to time into fully paid and non-assessable shares of the Corporation's Common Stock at the conversion rate in effect at the time of conversion, determined as provided herein.

(ii) *Mechanics of Conversion.* Before any holder of the Series J Preferred Stock shall be entitled to convert the same into shares of the Corporation's Common Stock, the holder shall surrender the certificate or certificates therefor, duly endorsed, at the office of the Corporation or of any transfer agent for the Corporation's Common Stock, and shall give written notice to the Corporation at such office that he elects to convert the same and shall state therein the number of shares of the Series J Preferred Stock being converted. Thereupon, the Corporation shall promptly issue and deliver at such office to such holder of the Series J Preferred Stock a certificate or certificates for the number of shares of the Corporation's Common Stock to which he shall be entitled. Such conversion shall be deemed to have been made immediately prior to the close of business on the date of such surrender of the shares of the Series J Preferred Stock to be converted, and the person or persons entitled to receive the shares of the Corporation's Common Stock issuable upon such conversion shall be treated for all purposes as the record holder or holders of such shares of the Corporation's Common Stock on such date.

(iii) *Conversion Price.* The number of shares into which one share of Series J Preferred Stock shall be convertible shall be determined by dividing the Series J Purchase Price by the then existing Conversion Price (as set forth below) (the "***Conversion Ratio***"). The initial "***Conversion Price***" per share for the Series J Preferred Stock shall be equal to $2.00. The Conversion Price shall be adjusted upon the occurrence of any event in paragraph (f) (iv), (v) and (ix).

(iv) *Adjustment for Stock Splits and Combinations.* If the Corporation shall at any time, or from time to time after the Authorization Date, effect a subdivision of the Corporation's issued and outstanding Common Stock, the Conversion Price shall be proportionately decreased, and conversely, if the Corporation shall at any time or from time to time after the Authorization Date combine the issued and outstanding shares of the Corporation's Common Stock, the Conversion Price shall be proportionately increased. Any adjustment under this paragraph (f)(iv) shall become effective at the close of business on the date the subdivision or combination becomes effective.

(v) *Adjustment for Certain Dividends and Distributions.* In the event the Corporation at any time, or from time to time after the Authorization Date, shall make or issue, or fix a record date for the determination of holders of the Corporation's Common Stock entitled to receive, a dividend or other distribution payable in the form of additional shares of the Corporation's Common Stock, then and in each such event the Conversion Price shall be decreased as of the time of such issuance or, in the event such a record date shall have been

fixed, as of the close of business on such record date, by multiplying the Conversion Price then in effect by a fraction:

(A) the numerator of which shall be the total number of shares of the Corporation's Common Stock issued and outstanding immediately prior to the time of such issuance or the close of business on such record date, and

(B) the denominator of which shall be the total number of shares of the Corporation's Common Stock issued and outstanding immediately prior to the time of such issuance or the close of business on such record date plus the number of shares of the Corporation's Common Stock issuable in payment of such dividend or distribution; provided, however, that if such record date shall have been fixed and such dividend is not fully paid or if such distribution is not fully made on the date fixed therefor, the Conversion Price shall be recomputed accordingly as of the close of business on such record date and thereafter, the Conversion Price shall be adjusted pursuant to this paragraph (f)(v) as of the time of actual payment of such dividends or distributions.

(vi) *Adjustments for Other Dividends and Distributions.* In the event the Corporation at any time or from time to time after the Authorization Date, the Corporation shall make or issue, or fix a record date for the determination of holders of the Corporation's Common Stock entitled to receive, a dividend or other distribution payable in securities of the Corporation other than shares of the Corporation's Common Stock, then and in each such event provision shall be made so that the holders of such Series J Preferred Stock shall receive upon conversion thereof in addition to the number of shares of the Corporation's Common Stock receivable thereupon, the amount of securities of the Corporation that they would have received had their Series J Preferred Stock been converted into the Corporation's Common Stock on the date of such event and had thereafter, during the period from the date of such event to and including the conversion date, retained such securities receivable by them as aforesaid during such period giving application to all adjustments called for during such period under this paragraph (h) with respect to the rights of the holders of the Series J Preferred Stock.

(vii) *Adjustment for Reclassification Exchange or Substitution.* If the Corporation's Common Stock issuable upon the conversion of the Series J Preferred Stock shall be changed into the same or a different number of shares of any class or classes of stock, whether by capital reorganization, reclassification or otherwise (other than a subdivision or combination of shares or stock dividend provided for above, or a reorganization, merger, consolidation or sale of assets provided for elsewhere in this paragraph (h)), then and in each such event the holder of each share of the Series J Preferred Stock shall have the right thereafter to convert such share into the kind and amount of shares of stock and other securities and property receivable upon such reorganization, reclassification or other change, by holders of the number of shares of the Corporation's Common Stock into which such shares of the Series J Preferred Stock might have been converted immediately prior to such reorganization, reclassification, or change, all subject to further adjustment as provided herein.

(viii) *Reorganization, Mergers, Consolidations or Sales of Assets.* If at any time or from time to time there shall be a capital reorganization of the Corporation's Common Stock (other than a subdivision, combination, reclassification or exchange of shares provided for

elsewhere in this paragraph (h)) or a merger or consolidation of the Corporation with or into another corporation, or the sale of all or substantially all of the Corporation's properties and assets to any other person, then, as a part of such reorganization, merger, consolidation or sale, provision shall be made so that the holders of the Series J Preferred Stock shall thereafter be entitled to receive upon conversion of such Series J Preferred Stock, the number of shares of stock or other securities or property of the Corporation or of the successor corporation resulting from such merger or consolidation or sale, to which a holder of the Corporation's Common Stock deliverable upon conversion would have been entitled on such capital reorganization, merger, consolidation or sale. In any such case, appropriate adjustment shall be made in the application of the provisions of this paragraph (h) with respect to the rights of the holders of the Series J Preferred Stock after the reorganization, merger, consolidation or sale to the end that the provisions of this paragraph (h) (including adjustment of the Conversion Price and the number of shares purchasable upon conversion of the Series J Preferred Stock) shall be applicable after that event as nearly equivalent as may be practicable.

(ix) *Certificate of Adjustment.* In each case of an adjustment or readjustment of the Series J Preferred Stock, the Corporation shall compute such adjustment or readjustment in accordance herewith and the Corporation's Chief Financial Officer shall prepare and sign a certificate showing such adjustment or readjustment, and shall mail such certificate by first class mail, postage prepaid, to each registered holder of the Series J Preferred Stock at the holder's address as shown in the Corporation's books. The certificate shall set forth such adjustment or readjustment, showing in detail the facts upon which such adjustment or readjustment is based.

(x) *Notices of Record Date.* In the event of (A) any taking by the Corporation of a record of the holders of any class or series of securities for the purpose of determining the holders thereof who are entitled to receive any dividend or other distribution or (B) any reclassification or recapitalization of the capital stock of the Corporation, any merger or consolidation of the Corporation or any transfer of all or substantially all of the assets of the Corporation to any other corporation, entity or person, or any voluntary or involuntary dissolution, liquidation or winding up of the Corporation, the Corporation shall mail to each holder of the Series J Preferred Stock at least 10 days prior to the record date specified therein, a notice specifying (1) the date on which any such record is to be taken for the purpose of such dividend or distribution and a description of such dividend or distribution, (2) the date on which any such reorganization, reclassification, transfer, consolidation, merger, dissolution, liquidation or winding up is expected to become effective and (3) the time, if any is to be fixed, as to when the holders of record of the Corporation's Common Stock (or other securities) shall be entitled to exchange their shares of the Corporation's Common Stock (or other securities) for securities or other property deliverable upon such reorganization, reclassification, transfer, consolidation, merger, dissolution, liquidation or winding up.

(xi) *Fractional Shares.* No fractional shares of the Corporation's Common Stock shall be issued upon conversion of the Series J Preferred Stock. In lieu of any fractional shares to which the holder would otherwise be entitled, the Corporation shall round down to the nearest whole number and shall issue the cash value of any fractional share thus forfeited.

(xii) *Reservation of Stock Issuable Upon Conversion.* The Corporation shall at all times reserve and keep available out of its authorized but unissued shares of its Common

Stock, solely for the purpose of effecting the conversion of the shares of the Series J Preferred Stock, Five Million (5,000,000) shares of the Corporation's Common Stock, as adjusted for stock splits or stock dividends as set forth herein, and if at any time the number of authorized but unissued shares of the Corporation's Common Stock shall not be sufficient to effect the conversion of all then outstanding shares of the Series J Preferred Stock, the Corporation will take such corporate action as may, in the opinion of its legal counsel, be necessary to increase its authorized but unissued shares of the Corporation's Common Stock to such number of shares as shall be sufficient for such purpose.

(xiii) *Notices.* Any notice required by the provisions of this paragraph (f) to be given to the holders of shares of the Series J Preferred Stock shall be deemed given (A) if deposited in the United States Postal Service, postage prepaid, or (B) if given by any other reliable or generally accepted means (including by facsimile or by a nationally recognized overnight courier service), in each case addressed to each holder of record at his address (or facsimile number) appearing on the books of the Corporation.

(xiv) *Payment of Taxes.* The Corporation will pay all transfer taxes and other governmental charges that may be imposed in respect of the issue or delivery of shares of its Common Stock upon conversion of shares of the Series J Preferred Stock.

(xv) *No Dilution or Impairment.* The Corporation shall not amend its Articles of Incorporation or participate in any reorganization, transfer of assets, consolidation, merger, dissolution, issue or sale of securities or any other voluntary action, for the purpose of avoiding or seeking to avoid the observance or performance of any of the terms to be observed or performed hereunder by the Corporation, without the approval of a majority of the then-outstanding Series J Preferred Stock.

(g) Redemption Option.

(i) Upon Major Transaction. In addition to all other rights of the holders of Series J Preferred Stock contained herein, simultaneous with the occurrence of a Major Transaction (as defined below), each holder of Series J Preferred Stock shall have the right, at such holder's option, to require the Company to redeem all or a portion of such holder's shares of Series J Preferred Stock at a price per share of Series J Preferred Stock equal to 100% of the Liquidation Preference Amount plus any accrued and unpaid dividends (the "Major Transaction Redemption Price").

(ii) Upon Triggering Event. In addition to all other rights of the holders of Series J Preferred Stock contained herein, after a Triggering Event (as defined below), each holder of Series J Preferred Stock shall have the right, at such holder's option, to require the Company to redeem all or a portion of such holder's shares of Series J Preferred Stock at a price per share of Series J Preferred Stock equal to 100% of the Liquidation Preference Amount plus any accrued and unpaid dividends (the "Triggering Event Redemption Price" and, collectively with the "Major Transaction Redemption Price," the "Redemption Price").

(iii) "Major Transaction". A "Major Transaction" shall be deemed to have occurred at such time as any of the following events:

(A) the consolidation, merger or other business combination of the Company with or into another person or entity (other than (A) pursuant to a migratory merger effected solely for the purpose of changing the jurisdiction of incorporation of the Company or (B) a consolidation, merger or other business combination in which holders of the Company's voting power immediately prior to the transaction continue after the transaction to hold, directly or indirectly, the voting power of the surviving entity or entities necessary to elect a majority of the members of the board of directors (or their equivalent if other than a corporation) of such entity or entities).

(B) the sale or transfer of more than 50% of the Company's assets other than inventory in the ordinary course of business in one or a related series of transactions; or

(C) closing of a purchase, tender or exchange offer made to the holders of more than fifty percent (50%) of the outstanding shares of Common Stock in which more than fifty percent (50%) of the outstanding shares of Common Stock were tendered and accepted.

(iv) "Triggering Event". A "Triggering Event" shall be deemed to have occurred at such time as any of the following events:

(A) so long as any shares of Series J Preferred Stock are outstanding, the effectiveness of the Registration Statement, after it becomes effective, (i) lapses for any reason (including, without limitation, the issuance of a stop order) or (ii) is unavailable to the holder of the Series J Preferred Stock for sale of the shares of Common Stock, and such lapse or unavailability continues for a period of twenty (20) consecutive trading days, and the shares of Common Stock into which such holder's Series J Preferred Stock can be converted cannot be sold in the public securities market pursuant to Rule 144() under the Securities Act of 1933, as amended, provided that the cause of such lapse or unavailability is not due to factors solely within the control of such holder of Series J Preferred Stock;

(B) the suspension from listing, without subsequent listing on any one of, or the failure of the Common Stock to be listed on at least one of the following exchanges, OTC Bulletin Board, the Nasdaq National Market, the Nasdaq SmallCap Market, the New York Stock Exchange, Inc. or the American Stock Exchange, Inc., for a period of five (5) consecutive trading days;

(C) the Company's notice to any holder of Series J Preferred Stock, including by way of public announcement, at any time, of its inability to comply or its intention not to comply with proper requests for conversion of any Series J Preferred Stock into shares of Common Stock; or

(D) the Company breaches any representation, warranty, covenant or other term or condition of this Certificate of Designation or any other agreement, document, certificate or other instrument delivered in connection with the

transactions contemplated thereby or hereby, except, in the case of a breach of a covenant which is curable, only if such breach continues for a period of a least ten (10) days.

(v) Mechanics of Redemption at Option of Buyer Upon Major Transaction. No sooner than fifteen (15) days nor later than ten (10) days prior to the consummation of a Major Transaction, but not prior to the public announcement of such Major Transaction, the Company shall deliver written notice thereof via facsimile and overnight courier ("Notice of Major Transaction") to each holder of Series J Preferred Stock. At any time after receipt of a Notice of Major Transaction (or, in the event a Notice of Major Transaction is not delivered at least ten (10) days prior to a Major Transaction, at any time within ten (10) days prior to a Major Transaction), any holder of Series J Preferred Stock then outstanding may require the Company to redeem, effective immediately prior to the consummation of such Major Transaction, all of the holder's Series J Preferred Stock then outstanding by delivering written notice thereof via facsimile and overnight courier ("Notice of Redemption at Option of Buyer Upon Major Transaction") to the Company, which Notice of Redemption at Option of Buyer Upon Major Transaction shall indicate (i) the number of shares of Series J Preferred Stock that such holder is electing to redeem and (ii) the applicable Major Transaction Redemption Price, as calculated pursuant to Section g(i) above.

(vi) Mechanics of Redemption at Option of Buyer Upon Triggering Event. Within one (1) day after the occurrence of a Triggering Event, the Company shall deliver written notice thereof via facsimile and overnight courier ("Notice of Triggering Event") to each holder of Series J Preferred Stock. At any time after the earlier of a holder's receipt of a Notice of Triggering Event and such holder becoming aware of a Triggering Event, any holder of Series J Preferred Stock then outstanding may require the Company to redeem all of the holder's Series J Preferred Stock then outstanding by delivering written notice thereof via facsimile and overnight courier ("Notice of Redemption at Option of Buyer Upon Triggering Event") to the Company, which Notice of Redemption at Option of Buyer Upon Triggering Event shall indicate (i) the number of shares of Series J Preferred Stock that such holder is electing to redeem and (ii) the applicable Triggering Event Redemption Price, as calculated pursuant to Section g(ii) above.

(h) No Re-issuance of Preferred Stock. Any shares of the Series J Preferred Stock acquired by the Corporation by reason of purchase, conversion or otherwise shall be canceled, retired and eliminated from the shares of the Series J Preferred Stock that the Corporation shall be authorized to issue. All such shares shall upon their cancellation become authorized but unissued shares of Preferred Stock and may be reissued as part of a new series of Preferred Stock subject to the conditions and restrictions on issuance set forth in the Articles of Incorporation or in any certificate of Determination creating a series of Preferred Stock or any similar stock or as otherwise required by law. In addition, after the Authorization Date, there shall be no further issuance of authorized but unissued Preferred Stock of the Corporation in existence as of the Authorization Date.

(i) Severability. If any right, preference or limitation of the Series J Preferred Stock set forth herein is invalid, unlawful or incapable of being enforced by reason of any rule, law or public policy, all other rights, preferences and limitations set forth herein that can be given effect without the invalid, unlawful or unenforceable right, preference or limitation shall nevertheless

remain in full force and effect, and no right, preference or limitation herein shall be deemed dependent upon any other such right, preference or limitation unless so expressed herein.

IN WITNESS WHEREOF, said Corporation has caused this Certificate of Designation to be signed by James Mandel, the Chief Executive Officer and Steven Bell, the Chief Financial Officer of the Corporation. The signature below shall constitute the affirmation or acknowledgment, under penalties of perjury, that the facts herein stated are true. Executed in New Hope, Minnesota on this14th day of December 2009.

MULTIBAND CORPORATION

By: ____________________
Name: Jim Mandel
Title: Chief Executive Officer

By: ____________________
Name: Steve Bell
Title: Secretary and Treasurer

STATE OF MINNESOTA
DEPARTMENT OF STATE
FILED
DEC 14 2009
Mark Ritchie
Secretary of State

DB1/62240898.9